CHASE CARD FUNDING LLC

201 North Walnut Street

Wilmington, Delaware 19801

August 1, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Structured Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	Chase Card Funding LLC

Chase Issuance Trust

Registration Statement on Form SF-3

File Nos. 333-272941 and 333-272941-01

Ladies and Gentlemen:

Chase Card Funding LLC, in its capacity as depositor for Chase Issuance Trust, hereby requests that the effective date of the above-referenced registration statement be accelerated to 10:00 a.m. (EST) on August 4, 2023 or as soon as practicable thereafter.

Upon grant of our request to accelerate effectiveness, we would appreciate your communicating with the undersigned, via telephone at (212) 270-1994 or email at simon.braeutigam@jpmorgan.com, or our outside counsel Boong-Kyu Lee, of the law firm Skadden, Arps, Slate, Meagher & Flom LLP, via telephone at (212) 735-2416 or email at bklee@skadden.com, to confirm that the registration statement was declared effective.

Thank you for your attention to this matter.

Sincerely,
CHASE CARD FUNDING LLC
as depositor of Chase Issuance Trust

By:	/s/ Simon Braeutigam
Name:	Simon Braeutigam
Title:	Chief Executive Officer